Exhibit 99.2

Recent Developments

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

On March 29, 2024, ArcelorMittal (the “Company”) announced the publication of the convening notice for its Annual General Meeting of shareholders (the “General Meeting”), which will be held on April 30, 2024 at 3 p.m. CET at the Company's registered office, 24-26, boulevard d'Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of April 16, 2024 at midnight (24:00 hours CET) (the 'Record Date').

The convening notice, the Annual Report 2023, the Form 20-F 2023, the voting forms and all other meeting documentation will be available on ArcelorMittal's website www.arcelormittal.com under Investors - Equity investors - Shareholders events - AGM - Annual General Meeting of shareholders, April 30, 2024. This reference to our website is an inactive textual reference to the uniform resource locator (URL) and is for your reference only.

The Company also announced that as of March 28, 2024, Mrs. Karyn Ovelmen has stepped down from her position as chair of the Board's Audit & Risk Committee. The new chair of the Company's Audit & Risk Committee will be appointed at the next Board of Directors meeting and Mrs. Ovelmen will hold the position on a caretaker basis until April 30, 2024. Mrs. Ovelmen will continue to serve as the Company's Lead Independent Director.

The resolutions to be proposed at the General Meeting include approval of the 2023 financial statements and appointment of the independent auditor for 2024 (including with respect to the assurance opinion to be provided on the sustainability reporting to be included in the management report of the Board of Directors for the year 2024 if and as required); the proposed dividend of $0.50 (gross) per share to be paid in two equal instalments on June 12, 2024 and December 4, 2024; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2023 (total €1,499,543 ($1,656,995)); reelection of Mrs. Karyn Ovelmen and Mrs. Clarissa Lins as members of the Board of Directors for another three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company to be valid until the end of the annual general meeting to be held in 2027 (the “2027 AGM”) or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2027 AGM in such manner that the shares repurchased by the Company do not in any event exceed 10% of the Company's issued share capital on the date of the convening notice (being 85,280,977 shares); authorization of grants of share-based incentives, with the 2024 Cap for the number of PSUs that may be allocated to the Executive Office and other retention-based grants below the Executive Office level, proposed to be set at a maximum of five million five hundred thousand (5,500,000) shares (the “2024 Cap”), representing 0.6664% on a diluted basis and 0.6713% of the Company's issued share capital (net of treasury shares) on an outstanding basis.

ArcelorMittal announces Kleber Silva as new CEO of ArcelorMittal Mining

On March 19, 2024, the Company announced that Kleber Silva was nominated Executive Vice President of ArcelorMittal and appointed Chief Executive Officer of ArcelorMittal Mining, effective April 8, 2024. Mr. Silva holds a master’s degree from the École Nationale Supérieure des Mines de Paris in France, is a mining engineer from Escola de Minas da Universidade Federal de Ouro Preto, UFOP in Brazil, and has 35 years of experience in mining and metal industries. Mr. Silva is re-joining ArcelorMittal after having left the group in 2017 to join Eramet as deputy chief executive officer and chief operating officer responsible for mining and metals, where he was responsible for the global mining, plant and metallurgical activities for manganese, nickel, zircon, titanium, mineral sands, manganese alloys and lithium.

Mr. Silva will report to Aditya Mittal, Chief Executive Officer of the Company, and will be a member of the Group Management Committee.

Stefan Buys, who was CEO of ArcelorMittal Mining since October 2021, departed ArcelorMittal Mining on March 30, 2024.

ArcelorMittal acquires strategic stake in Vallourec

On March 12, 2024, the Company announced that it had signed a share purchase agreement to acquire 65,243,206 shares of (or roughly a 28.4% equity interest in) Vallourec, a company incorporated in France and listed on Euronext Paris, for €14.64 per share from funds managed by Apollo Global Management, Inc., for a total consideration of approximately €955 million. The closing of the transaction is subject to regulatory approvals; it is currently expected to close in the second half of 2024.

The acquisition is expected to increase the Company’s exposure to the downstream tubular market, as Vallourec produces premium tubular solutions for energy markets and industrial applications for products in various sectors, including energy, automotive and construction. In addition, a large portion of Vallourec’s annual rolling capacity is focused around low-carbon, integrated production hubs in the United States and Brazil, both of which are important strategic markets for ArcelorMittal.

The Company announced that it did not intend to launch a tender offer for Vallourec’s remaining shares during the six month-period from the announcement date.